Tengasco, Inc.
10215 Technology Drive, Suite 301
Knoxville, TN 37932-4307
865.675.1554
865.675.1621 (facsimile)

May 21, 2008

Mr. Karl Hiller, Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549 VIA EDGAR FILING

Re: Tengasco, Inc. Form 10-Q for the Quarter Ended September 30, 2007
File No. 1-15555

Dear Mr. Hiller:

This letter sets our position as discussed in the recent telephone conversation with you and others in your offices concerning the accounting treatment of the September 17, 2007 transaction between Tengasco, Inc. and Hoactzin Partners, LP consisting of a ten well drilling program, net profits interest in methane project, and contingent exchange agreement of methane net profits interest for preferred stock. For reference in this letter, this will be referred to as the “Hoactzin Agreement”.

Our position is that we must follow FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" with regard to the Hoactzin Agreement. Paragraph 7(d) of Financial Interpretation No. 45, carves out from liability recognition (but not from disclosure requirements) the Hoactzin Agreement. The substance of 7(d) reads as follows: “7. The following types of guarantees are not subject to the initial recognition and initial measurement provisions of this Interpretation but are subject to its disclosure requirements: … d. A guarantee for which the guarantor’s obligation would be reported as an equity item (rather than a liability) under generally accepted accounting principles (GAAP).” We believe there can be no disagreement that the “guarantee” here in the form of (contingently issuable) preferred stock (not mandatorily redeemable) would be reported as an equity item not a liability.

The Company's position is that the fair value of the “guarantee” aspect of the transaction was immaterial at inception, that the “guarantee”' provision was entered into fairly late in the negotiations, was proffered as a incentive by the Company to effectuate the transaction, and according to management's analysis which in this related party-transaction was available to all parties would have been of no additional value in almost all scenarios considered. The Company proposes to disclose this circumstance, as is called for in the disclosure requirements of FIN 45 - which calls for disclosing "(a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose and the events or circumstances that would require the guarantor to perform under the guarantee … .”

In future financial statements the Company proposes to include a policy note regarding its policy of following FIN 45 relating to guarantees. As we have recently done in our Form 10-Q for the period ending March 31, 2008, the Company has clarified our disclosure to conform to these requirements . The Company has disclosed the FIN 45 elements of: (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. Incidentally, this disclosure was also included in our Form 10-K for the year ending December 31, 2007 in form previously submitted to you in response to your desire to see additional disclosure. See Item 13, “Certain Relationships and Related Transactions, and Director Independence”, which expressly incorporates by reference the “Certain Items” in the Company’s Proxy Statement for Annual Shareholder’s Meeting. The incorporated “Certain Items” section of the Proxy Statement appears at pages 23-27 of the Proxy Statement and concludes at page 27 with the statement that “As a result, the Company believes it is highly unlikely that any obligation to issue preferred stock will arise under the terms of this agreement at any time in the future.” In that our first quarter 2008 10-Q and the 2007 10-K now includes this disclosure as indicated in your previous correspondence we believe there is little practical utility in amending the 3rd quarter 2007 Form 10-Q as has been suggested in your recent letters to us.

The Company believes that the Hoactzin Agreement need not be divided into separate parts for the purpose of allocating a portion of the amount paid for the drilling program to the methane project. Doing so would only allocate from one class of asset to another, and such an allocation to the methane project would under any scenario have an immaterial effect on the financial presentation.

We believe this fully addresses and properly resolves all matters raised in the recent telephone conversation. Should you have any further requirement please let us know and the basis for the position taken so that we may properly respond so that these matters may be concluded.

Very truly yours,

TENGASCO, INC.

BY:

s/Jeffrey R. Bailey
JEFFREY R. BAILEY, Chief Executive Officer